Lone Star Gold, Inc.
6565 Americas Parkway NE, Suite 200
Albuquerque, NM 87110

October 15, 2013

VIA EDGAR
John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Lone Star Gold, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 24, 2013
File No. 333-189977

Dear Mr. Reynolds:

We hereby submit the responses of Lone Star Gold, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated October 4, 2013, to Mr. Daniel M. Ferris of the Company with regard to the above-referenced Registration Statement on Form S-1 filed on September 4, 2013 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

General

1.
We note your revised disclosure in response to comment 1 of our letter dated August 8, 2013 and we reissue the comment. It appears that KVM Capital Partners, LLC is offering approximately 37% of the public float. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please amend the registration statement to appropriately reduce the number of shares being registered.

RESPONSE: In response to the Staff’s comment, we have amended the registration statement to register 23,000,000 shares of our common stock, which represents approximately 32.9% of the public float.

Plan of Distribution, page 39

2.
We note your response to and your revised disclosure in response to comment 3 of our letter dated August 8, 2013 and we partially reissue the comment. Specifically, we note your representation that the company’s decision to engage a placement agent “does not have any impact on the investor’s discretion” and that if a put notice is delivered, “the investor is obligated to deliver the funds, regardless of whether a placement agent is involved.” Please revise your disclosure to reflect this response.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure to reflect the response to comment 3 of your letter dated August 8, 2013.

3.
We note your response to comment 4 of our letter dated August 8, 2013 and we reissue the comment because we are unable to locate responsive disclosure in the prospectus. Please revise your disclosure to indicate whether the KVM Investment Agreement is transferrable.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure to indicate that the KVM Investment Agreement is not transferrable.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Szaferman, Lakind, Blumstein & Blader, PC, our outside special securities counsel at (609)275-0400.

Sincerely,

Lone Star Gold, Inc.

By: /s/Daniel M. Ferris
Name: Daniel M. Ferris
Title: Chief Executive Officer